[Ropes & Gray Letterhead]

May 3, 2005

By EDGAR Transmission

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington DC 20549

Attention:	Howard M. Baik
Division of Corporate Finance

AAC Group Holding Corp.

Registration Statement on Form S-4 (File No. 333-121479)

Ladies and Gentlemen:

AAC Group Holding Corp. (the “Company”) has today filed via EDGAR Amendment No. 2 (the “Amendment”) to the above-captioned Registration Statement (the “Registration Statement”) relating to the exchange offer of the Company. We are also providing in paper form five additional copies of the Amendment, marked to show changes made to the Registration Statement as filed on February 10, 2005.

By letter dated February 28, 2005 from H. Christopher Owings, Assistant Director, the Company received the comments of the staff of the Division of Corporate Finance (the “Staff”) on the Company’s Registration Statement. The Amendment reflects changes made to respond to such comments, as well as to update the information contained herein. For your convenience, we have set forth below each of the Staff’s comments in bold, followed by a description of the Company’s response thereto:

Form S-4/A

ACC Group Holding Corp. is the sole obligor under the notes . . ., page 13

1.	We note your response to comment 10. Please revise this risk factor subheading to concisely state the risk to you. You may expand upon the risk in the text of the risk factor.

In response to the Staff’s comment, the Company has revised the referenced risk factor subheading to concisely state the referenced risk.

Industry and Market Data, page 22

2.	We note your response to comment 12 and reissue the comment. Please delete the second sentence in this section.

In response to the Staff’s comment, the Company has removed the referenced sentence.

Procedures for Tendering, page 25

3.	We note your response to comment 15 and reissue the comment. Rule 14e-1(c) requires you to exchange the outstanding notes or return them “promptly” upon termination or withdrawal of the offer. You should revise your disclosure in the “Terms of the Exchange Offer” on page 24 to indicate that outstanding notes will be returned promptly and not as promptly as practicable. In the “Procedures for Tendering” section on page 26, you should revise your disclosure to indicate that outstanding notes will be returned upon termination or withdrawal of the offer.

In response to the Staff’s comment, the Company has revised the referenced disclosure.

Business, page 57

4.	We note your supplemental response to comment 29. It is unclear how the supplemental information you provided sufficiently supports your statements in the third, fifth and sixth bullet points. Please revise or provide additional support. In addition, you should provide support for your statements of leadership and industry statistics throughout this section. The examples cited in our prior comment 29 did not include all the examples for which you should have provided support. The following are only a few additional examples for which you should provide support:

The Company notes the Staff’s comment, and with respect to the aforementioned third, fifth and sixth bullet points, has revised its disclosure. Set forth below are additional statements for which the Company is providing supporting documentation. Copies of supporting documentation have been included with the marked courtesy copies of the Registration Statement which have been forwarded to the Staff.

•	“We pioneered many of the industry’s major advances in yearbook systems and design,” page 60;

In response to the Staff’s request, the Company has revised its disclosure.

•	“We believe we are the second largest class ring provider and one of the leading yearbook providers, with market shares of approximately 35% and 14%, respectively, in fiscal 2004,” page 62;

The Company estimates that it is the second largest class ring provider, with approximately 35% of the class ring market based several considerations. The Company learns about its customers anecdotally through contacts in its marketing department and sales force. Information from the Company’s sales representatives indicates that the Company primarily competes with Jostens and Herff Jones in the class ring market, and that the Company sells fewer rings than Jostens and more rings than Herff Jones. Based on these conversations, the Company estimates that it has approximately 35% of the class ring market share. Additionally, the Company notes the following from Jostens’ public filings, specifically the 424(b) prospectus that was filed by Jostens on February 15, 2005, a tabbed copy of which has been included as Exhibit A to the cover letter forwarded with marked courtesy copies of the Registration Statement sent to the Staff: Jostens reported revenue for its class rings product line of $203,795,000 in its fiscal 2003, and estimated that it believes it has a 40-50% market share. The Company reported $162,236,000 in revenue for its class rings product line in its fiscal 2004. The Company’s class rings revenue represents approximately 80% of Josten’s class rings revenue ($162,236,000 / $203,795,000 = 79.6%). Jostens estimates that it has approximately 40-50% of the class ring market share and the Company believes that this estimate is supported by the anecdotal information it receives from its own sales force. With Josten’s market share at approximately 40-50% of the class ring market, and with the Company’s class ring revenues representing approximately 80% of Josten’s class ring revenues, the Company’s market share would be approximately 80% that of Jostens, or approximately 32-40%, which coincides with the Company’s estimates of its class ring market share.

The Company has arrived at the conclusion that it is a leading yearbook provider with approximately 14% market share using a similar methodology to that employed with respect to its analysis of class rings; primarily through conversations with its marketing department and sales force. The Company notes that Quality Education Data (“QED”) estimates that there are approximately 105,227 total 4 year colleges, public and non-public elementary and secondary schools in the United States, which the Company believes is the primary market for yearbooks. A copy of the report from QED has been included as Exhibit B of the cover letter forwarded with the marked courtesy copies of the Registration Statement sent to the Staff. Not every school publishes a yearbook in every given year and the Company estimates (based on conversations with its sales representatives) that on average, in any given year only approximately 50% of those total schools publish a yearbook. The Company notes that it had arrangements to publish yearbooks with 7,267 schools in its fiscal year 2003, representing approximately 14% of what it believes the total yearbook market to be.

•	“During the last three fiscal years, we have had average school retention rates of approximately 84% for high school class rings and 84% for yearbooks,” page 62.

In response to the Staff’s comment, the Company has prepared an internal analysis with respect to its high school class ring and yearbook retention rates, which have been included as Exhibit C and Exhibit D, respectively, of the cover letter forwarded with the marked courtesy copies of the Registration Statement sent to the Staff. Exhibit C sets forth the average school retention rates based on the number of contracts the

Company has with schools to provide yearbooks. More specifically, the Company had 7,349 contracts at the end of 2003. During 2004, the Company lost 1,206 contracts, or approximately 16% of their total 2003 contracts, for a retention rate of 84%. Exhibit D is an internally generated report that sets forth the average number of schools kept and lost during the years ended 2001, 2002 and 2003, indicating that the lowest retention rate was 84.4%.

•	“We believe we are the largest provider of college class rings,” page 60.

The Company believes that it is the largest provider of college rings based on internal estimates. According to the Chronicle of Higher Education Almanac of 2004 – 2005 there are 2,466 4-year institutions of higher education. Of those colleges, the Company provides class rings to approximately 1,400 colleges, which represents approximately 57% of such institutions. Of those colleges at which the Company provides class rings, the Company has exclusive arrangements to provide class rings to approximately 195 colleges. The Company has included the web page from the Chronicle of Higher Education Almanac as Exhibit E to the cover letter forwarded with the marked courtesy copies of the Registration sent to the Staff. The Company does not believe that there is a market for class rings at 2-year institutions. Based on the Company’s expansive coverage of the 4-year institution market, it believes that it is the largest provider of college class rings.

•	“We believe that we are also the leading supplier of high school class rings to retail stores with a market share of approximately 90%,” page 60.

The Company believes that it is one of the only class ring providers to sell class rings through retail stores. Based on conversations with its sales staff, the Company believes that Jostens is the only other class ring provider that provides rings through retail channels, with distribution through Friedman’s jewelry chain and less than 500 independent jewelers under the Gold Lance brand. The Company sells its high school class rings through over 12,000 retailers, including Sterling (Kay’s Jewelers), Zales Jewelers and 15 regional jewelry chains. The Company also sells high school class rings through mass merchant distribution including Wal-Mart, Kmart, J.C. Penney’s and other regional discounters, which the Company’s sales staff estimates to be over 90% of the retail high school class ring market. The Company also notes that Jostens acknowledges in its public filings that its primary distribution channels are through independent sales representatives rather than through retail stores. The Company has included marked copies of Jostens public filings as Exhibit A with the cover letter forwarded with the marked courtesy copies of the Registration sent to the Staff.

•	“…this annual publication (Who’s Who) is the largest academic achievement publication in the nation honoring high-achieving high school students,” page 66.

The Company believes that its annual Who’s Who publication is the largest academic achievement publication honoring high school students as it is one of the only such publications. In addition, the Company regularly purchases similar publications from its competitors, the largest of whom is National Honor Roll. The Company notes that National Honor Roll published approximately 120,000 biographies in its last publication, whereas the Company published approximately 720,000 biographies of students. The Company estimates that its other competitors publish on average somewhere between 10,000 and 15,000 biographies in their publications. The Company believes that there is generally a correlation between the number of biographies published and of publications purchased, as those students who have their biographies published are more likely to purchase a copy of the respective publication.

•	“…this publication (Dean’s List) is the largest annual recognition publication in the nation honoring exceptional college students,” page 66.

The Company notes that it believes that it is one of the only producers of a recognition publication honoring exceptional college students. The Company’s main competitor is Randall Publishing, which produces a Junior College and College list. According to Randall Publishing’s website, its last publication included 30,000 biographies. The Company’s last Dean’s List publication included approximately 247,000 biographies. The Company has included a page from Randall Publishing’s website as Exhibit G with the cover letter forwarded with the marked courtesy copies of the Registration sent to the Staff. Here again, the Company believes that there is generally a correlation between the number of biographies published and of publications purchased, as those students who have their biographies published are more likely to purchase a copy of the respective publication.

Note 12: Commitments and Contingencies, page F-26

5.	We have read your response to our prior comment 52. It does not appear as if you have modified your disclosure to state that there was an unspecified amount of monetary relief requested in the lawsuit. Please revise or advise.

The Company notes the Staff’s comment, however, the Company had previously added disclosure in the “Pending Litigation” paragraph under Note 12: Commitments and Contingences to the effect that the “…claim against the Company’s subsidiary, CBI, for an unspecified monetary amount alleging, among…”

6.	We note the lawsuit that Frederick Goldman, Inc. filed on February 11, 2004. The notes to your interim financial statements indicate that no discovery has been conducted yet. Tell us whether you have met the opposing party as required under Federal Rules of Civil Procedure, Rule 26(f) and whether a scheduling order has been issued under Rule 16(b). In general, please provide us with an update as to the status of the litigation.

The lawsuit by Frederick Goldman, Inc. was abated by order of the court pending the conclusion of a related arbitration. The Company has recently settled the lawsuit with Frederick Goldman and has revised its disclosure with respect thereto.

Note 17: Business Segments, page F-15

7.	We have read your response to our prior comment 54. Please provide us with the following information so that we better understand how you manage your business:

•	Monthly internal reports used to report the results of operations of your business (e.g. flash reports);

•	Financial reports provided to the board of directors for their meetings;

•	Budget and forecast reports used by management to plan future operations;

•	Internal quarterly and annual reports used by top management to assess operating performance;

•	A summary of the capital expenditure authority of your management noting the level of management and the amount of expenditure authority; and

•	Any regularly produced reports prepared on behalf of the divisional vice presidents for the review of the chief executive officer.

We may have further comment.

The Company notes the Staff’s comment and has included copies of the various reports and summaries requested by the Staff with the marked courtesy copies of the Registration Statement sent to the Staff.

The Company notes that due to the relatively small size of the Company, as well as limited resources, the accounting department prepares one report monthly which has a variety of financial information and which includes breakdowns by legal entity, by various product lines and by operating segments. These reports are used by numerous levels of management, including the Company’s chief operating decision maker (its Chief Executive Officer), board of directors and operating segment managers as well as lower level managers within its organization. The notes to the reports forwarded to the Staff explain that the reports are provided to various levels of management, including the Chief Executive Officer and board of directors. These reports are compiled from various legacy information systems used by the separate business operations the Company has acquired over time.

Rather than revise its legacy accounting systems or prepare numerous reports with varying degrees of detailed financial information, the Company prepares a reconciliation in each monthly report which reconciles the detailed information to summarized information by legal entity and by operating segment. For example, the report forwarded to the Staff entitled “Schedule B – Net Sales” has a section at the bottom of the page labeled “Reconciliation,” which ties to each legacy general ledger system for the separate legacy entities (i.e. CBI, Taylor and ECI). In addition, on the same Schedule B under “Segments,” net sales are grouped by the Company’s operating segments, Scholastic Products and Recognition & Affinity Products. The breakdown by legal entity is required to enable the Company’s tax accountants to prepare separate tax returns for the Company’s three legal entities. The breakdown by operating segment is required by the Chief Executive Officer to discuss and analyze operating activities, financial results, forecasts or plans for each business segment with the applicable segment manager, who is directly accountable to and who maintains regular contact with, the Chief Executive Officer.

The Chief Executive Officer meets with each of the two operating segment managers monthly to evaluate each segment’s sales and performance versus budget for the current fiscal year, as well as the prior fiscal year. During these meetings, such individuals analyze the Company’s reports and determine if future forecasts are still achievable. Based on the results of this analysis, the Chief Executive Officer determines if adjustments in resources, marketing and/or capital expenditures should be made with respect to either business segment.

The Company does have discrete financial information (Paragraph 10(c) of SFAS No. 131) broken down by legal entity and product line, and each legal entity engages in business activities from which it may earn revenues and incur expenses (Paragraph 10(a) of SFAS No. 131). The Company, however, does not believe such entities or product lines are separate operating segments as defined in Paragraph 10 of SFAS No. 131 as the Chief Executive Officer does not use this information by legal entity or product line to make decisions about resources to be allocated to the segment and to assess its performance (Paragraph 10(b) of SFAS No. 131). In addition, the legal entities and product lines do not have separate entity level or product line managers (Paragraph 14 of SFAS No. 131, which indicates, “generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts or plans for the segment”). For example, the Scholastic Products segment is ultimately supervised by the Company’s Chief Executive Officer, who in turn supervises the Company’s Senior Vice President – On-Campus (the individual in charge of the Scholastic Products segment who is directly accountable to and maintains regular contact with the Chief Executive Officer to discuss operating activities, financial results, forecasts or plans for the segment). The Senior Vice President – On-Campus then supervises the Vice President of On-Campus Marketing, the individual in charge of marketing for all of the Scholastic Products segment products, which includes class rings, yearbooks and graduation products. The Senior Vice President-On Campus is also responsible for supervising the Company’s network of independent sales representative offices, all of which have the opportunity to sell all of the products under the Scholastic Products segment.

Although the Chief Executive Officer receives information at a more detailed level below the operating segment level, the Company believes that it has appropriately determined that it has two operating segments. The Company is of this position primarily due to the fact that its reports are used by a wide variety of people within the Company, that the Chief Executive Officer does not use sub-operating segment information to assess performance or allocate resources and that the Company does not have separate managers over its legal entities or product lines.

The Company does disclose information about its product lines as a percentage of revenue as required by Paragraph 37 of SFAS No. 131. Such information is presented for class rings, yearbooks and graduation products in “Note 17 – Business Segments” in the Company’s most recently filed Annual Report on Form 10-K for the fiscal year ended August 28, 2004. The Company further informs the Staff that the Company’s management has determined that tracking performance along its two business segments allows for a more meaningful comparison with its competitors, and further notes that the only reporting company which competes with the Company reports sales of its scholastic products (i.e. yearbooks, class rings, graduation products) in only one business segment.

American Achievement Corporation

Form 10-K for fiscal year ended August 28, 2004

8.	We note your responses to our comments 57-61 regarding the 2004 Form 10-K. It is not sufficient to respond to our comments in future filings. Please amend your Form 10-K and Forms 10-Q to address our comments as appropriate.

The Company notes the Staff’s comment. Pursuant to a discussion with Mr. Baik of the Staff, the Company has requested the opportunity to provide marked copies of its Form 10-K and Forms 10-Q to the Staff prior to amending such filings. Marked copies of the Company’s Forms 10-K and 10-Q have been forwarded along with the marked courtesy copies of the Registration Statement sent to the Staff.

****

Closing

We trust that the responses provided in this letter will be acceptable to the Staff. If you wish to discuss any of these matters further, please do not hesitate to contact the undersigned at (212) 841-8876, Carl Marcellino at (212) 841-0623, or Joel Freedman at (617) 951-7309.

Sincerely,

/s/ ALLEN K. PARKER
Allen K. Parker

Copies to: Dave Irving